Exhibit 99.1

IGI Investor Presentation Fourth Quarter 2024 February 2025

International General Insurance Holdings Ltd. 2 Forward Looking Statements This presentation contains “forward - looking statements” within the meaning of the “safe harbour ” provisions of the Private Securities Litigation Reform Act of 1995 . The expectations, estimates, and projections of the business of IGI may differ from its actual results and, consequently, you should not rely on forward - looking statements as predictions of future events . Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believe,” “predict,” “potential,” “continue,” “commitment,” “able,” “success” and similar expressions are intended to identify such forward - looking statements . Forward - looking statements contained in this presentation may include, but are not limited to, our expectations regarding the performance of our business, our financial results, our liquidity and capital resources, the outcome of our strategic initiatives, our expectations regarding other market conditions, and our growth prospects . These forward - looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results . Most of these factors are outside of the control of IGI and are difficult to predict . Factors that may cause such differences include, but are not limited to : (1) changes in demand for IGI’s services together with the possibility that IGI may be adversely affected by other economic, business, and/or competitive factors globally and in the regions in which it operates ; (2) competition, the ability of IGI to grow and manage growth profitably, and IGI’s ability to retain its key employees ; (3) changes in applicable laws or regulations ; (4) risks related to fluctuations in global currencies including the UK Pound Sterling, the Euro, and the U . S . Dollar ; (5) the outcome of any legal proceedings that may be instituted against the Company ; (6) the effects of the war between Russia and Ukraine ; (7) the effects of the hostilities between Israel, Hamas, Hezbollah, and Iran ; (8) the inability to maintain the listing of the Company’s common shares on Nasdaq ; and (9) other risks and uncertainties indicated in IGI’s filings with the SEC . The foregoing list of factors is not exclusive . In addition, forward - looking statements are inherently based on various estimates and assumptions that are subject to the judgment of those preparing them and are also subject to significant economic, competitive, industry and other uncertainties and contingencies, all of which are difficult or impossible to predict and many of which are beyond the control of IGI . There can be no assurance that IGI’s financial condition or results of operations will be consistent with those set forth in such forward - looking statements . You should not place undue reliance upon any forward - looking statements, which speak only as of the date made . IGI does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward - looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based except to the extent that is required by law .

International General Insurance Holdings Ltd. 3 Key Market Data (1) Stock Exchange Nasdaq Symbol I GIC Market Cap/Price $1.04bn / $23.76 Sh. Equity/BVPS $655mm / $14.85 Employees 473 » “Underwriting first” individual risk underwriting strategy focused on profitable growth, diversification, and lower volatility » Underwriting portfolio well - diversified by line of business, product, and territory serviced by 114 underwriters (1) across 8 offices » Performance - based culture with well - respected and recognized leadership and proven expertise in intelligent risk selection across a diverse range of specialty lines » Uniquely positioned to capitalize on market opportunities through dynamic portfolio management across market cycles » Balance sheet strength and stability focused on capital preservation underpinned by a prudent reserving philosophy and conservative investment strategy » Strong shareholder alignment through significant insider ownership (Jabsheh family ownership: 35.2%) Overview IGI is an international specialist (re)insurance group with deep technical expertise providing coverage across a diversified portfolio of specialty lines A - A (1) Data as of December 31, 2024 Commitment to long - term total value creation through growth in tangible book value per share plus dividends

International General Insurance Holdings Ltd. 4 $9.30 $10.43 $10.72 $11.36 $12.17 $10.20 $11.06 $12.01 $15.45 $18.48 $0 $5 $10 $15 $20 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 12.1% 10.3% 0.1% 9.8% 7.0% 10.3% 14.3% 23.7% 28.1% 24.2% 0% 5% 10% 15% 20% 25% 30% 35% 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 Track Record of Maximizing Total Value Creation 10 Year Average ROE 2015 - 2024: 14.0% 10 Year CAGR 2015 - 2024: 7.1% Core Operating Return on Average Shareholders’ Equity Public listing on Nasdaq (1) (1) IGI completed a business combination with Tiberius Acquisition Corp. and began trading on Nasdaq on March 18, 2020. As a res ult of the Business Combination, $41 million of capital was raised; in addition, IGI’s total shares outstanding were reduced causing a dilutive impact of approximately 33%. Tangible Book Value Per Share plus Dividends

International General Insurance Holdings Ltd. 5 IFC PGR AIZ KNSL UVE FFH AMSF CB AFG PLMR BRK/B RLI WRB TRV HIG ACGL SIGI ALL IGIC MKL ORI EG HCI THG SAFT RNR FIHL CNA EIG LRE CINF DFY JRVR HMN AIG AXS MCY KMPR PRA DGICA WTM UFCS HG SPNT GLRE Return on Tangible Equity and Sharpe Ratio 12/31/2014 - 12/31/2023 Superior Total Value Creation Source: Dowling Research. Note: The chart represents 10 - year average ROTE and Sharpe ratio (or shorter period for companies wher e 10 years is not available). Sharpe ratio is estimated as the difference between 10 Year average ROTE and 10 Year Mean U.S. Treasury, divided by the Company’s ROTE Standard Deviation. Lower Volatility, Higher Returns Higher Volatility, Higher Returns Higher Volatility, Lower Returns Lower Volatility, Lower Returns » Proven track record of higher, more consistent returns with lower volatility

International General Insurance Holdings Ltd. 6 Global Presence, Local Knowledge » Main underwriting hubs in Bermuda, UK, Europe, Middle East / North Africa, Asia Pacific covering a mix of mature and high - growth, under - represented geographies » Distribution relationships and presence in key territories with high degree of local knowledge, cultural compatibility, and trusted relationships London Underwriting headquarters Bermuda Group holding company domicile Underwriting parent company Casablanca Africa underwriting hub Amman Operational headquarters Kuala Lumpur Asia underwriting hub Dubai Middle East underwriting hub Malta Europe underwriting hub Oslo Nordic underwriting hub

Strategy to Maximize Total Value Creation over the Long-term

PROVIDING PEACE OF MIND IN TIMES OF UNCERTAINTY

Consistent Execution of Underwriting Strategy

- Individual risk underwriting facilitates tighter risk control
- Global footprint, local knowledge, long relationships
- Deep technical expertise, specialized experience
- Dynamic cycle management, focused on lines with strong margins and rate momentum
- Lower volatility, prudent use of reinsurance, managed catastrophe exposure

Balance Sheet Strength, Prudent Use of Capital

- Maintain optimal level of capital for "underwriting first" strategy; return excess capital in dividends, share repurchases
- Zero financial leverage
- Prudent reserving philosophy
- Conservative investment portfolio structure – high quality fixed income; duration management

Track Record of Strong Underwriting Results

- Underwriting strategy results in average ~4 pt combined ratio advantage[1] vs. peers
- 10-year[2] average 87.0% combined ratio
- 10-year[2] average 14.0% core operating ROE, including soft market years
- Superior risk adjusted return, low relative volatility[3]

(1) Represents difference in average combined ratios for the period 2015–Q4 2024 between IGIC and peers. Peers include: MKL, ACGL, WRB, RE, RNR, HSX-LON, AXS, RLI, BEZ-LON, KNSL, LRE-LON, HG and Lloyd's of London
(2) 2015-2024
(3) Source Dowling Research (see Slide 5)

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Well-Positioned for Future Total Value Creation Opportunities

PROVIDING PEACE OF MIND IN TIMES OF UNCERTAINTY

Build-out of US/European Business	➢ US: $120.9mm in 2024; all short-tail, primarily property, energy, contingency, marine cargo, and treaty reinsurance ➢ Europe: $86.7mm in 2024; predominantly long-tail lines, supplemented by some short-tail business
Capitalize on Market Opportunities	➢ Steady growth in short-tail and reinsurance lines where conditions remain strong: cumulative net rate increases at 12/31/2024: 1.0% short-tail; 4.9% treaty reinsurance ➢ Continued focus on opportunities in Europe and Nordic region, MENA region, and Asia Pacific, with dedicated expertise expanded in these regions ➢ Demonstrated ability to shift underwriting focus with market opportunities
Continued Focus on Diversification and Growth	➢ Expected growth in regional markets; continued build out of teams ➢ On-the-ground presence in Bermuda with gradual buildout of reinsurance treaty business ➢ Presence at Lloyd's with company box facilitates access to new opportunities ➢ Single "hub" underwriting approach promotes efficiency in decision-making across markets ➢ Continuous evaluation of opportunities to enter new lines/markets within risk appetite
Prudent Capital Management	➢ Efficient use of capital, prioritizing profitable growth in underwriting first, then returning capital to shareholders through dividends and share repurchases; repurchases 2022-2024 = 5,208,401 common shares; repurchased 1,476,621 common shares in 2024 (220,354 in Q4); utilized ~70% of current 7.5 million common share repurchase authorization ➢ Paid $26.5 million in regular quarterly common share dividends for the full year 2024 (including extraordinary cash dividend of $0.50 per share paid in April 2024)

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International General Insurance Holdings Ltd. 9 Financial Performance Overview Q4 / 12M 2024 Increase of 5.9 % primarily due to growth in Reinsurance Segment Compared to $164.9 mm in Q4’23 $174.6 million Gross Written Premium Increase of 12.2% primarily due to increase in net premiums earned Compared to $43.5 mm in Q4’23 $48.8 million Underwriting Income Decrease of 9.1% primarily driven by negative FX revaluation impact Compared to $33.0 mm in Q4’23 $30.0 million Net Income 4 pts improvement primarily due to lower level of losses and loss adjustment expenses Compared to 81.8% in Q4’23 77.8% Combined Ratio 1.3 pt improvement due to higher volume of net premium earned and a lower level of losses Compared to 23.7% in Q4’23 25.0% Core Operating ROAE Growth of 1.7 % driven by growth in Reinsurance and Short - tail segments Compared to $688.7 mm for FY’23 $700.1 million Gross Written Premium Increase of 2.4% due to higher net premiums earned, partially offset by higher net loss and loss adjustment expenses Compared to $183.1 mm for FY’23 $187.5 million Underwriting Income Increase of 14.4% driven by an increase in net premiums earned, increase in net investment income, offset by a higher level of losses Compared to $118.2 mm for FY’23 $135.2 million Net Income 3.2 pts differential primarily due to a higher level of net losses and loss adjustment expenses Compared to 76.7% for FY’23 79.9% Combined Ratio 3.9 pt differential primarily due to significant increase (25.6%) in year - over - year average shareholders’ equity Compared to 28.1% for FY’23 24.2% Core Operating ROAE Q4 2024 Twelve Months Ended December 31, 2024

International General Insurance Holdings Ltd. 10 $0 $100 $200 $300 $400 $500 $600 $700 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 GWP Millions Reinsurance Energy Engineering Marine Property General Aviation Political violence Contingency Inherent Defects Insurance Professional Lines Financial Institutions » Meaningful diversification by line of business, product, geography, broker distribution, facility vs. individual risk, and short vs. long - tail risks » ~25 lines of business written globally, supported by 8 offices Earnings Stability Through Broad Diversification GWP by Class of Business GWP by Geography 12/31/2024 United Kingdom 24% Asia 11% Middle East 10% Europe 12% North America 17% Caribbean 4% Central America 4% Africa 5% Worldwide 8% Australasia 3% South America 3%

International General Insurance Holdings Ltd. 11 $240 $252 $242 $232 $275 $302 $349 $467 $537 $582 $689 $700 87.9% 86.9% 84.3% 87.1% 105.0% 88.7% 94.1% 89.3% 86.4% 78.5% 76.7% 79.9% $0 $100 $200 $300 $400 $500 $600 $700 $800 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 Reinsurance Long-Tail Short-Tail IGI Combined Ratio Track Record of Profitable Growth & Strong Cycle Management » Prudent growth and cycle management balancing growth and risk selection » Sound approach to capitalizing on market dislocation » 10 Year (2015 – 2024) GPW CAGR: 11.2% » 10 Year (2015 – 2024) combined ratio average : 87.0% Strong Cycle Management

International General Insurance Holdings Ltd. 12 $39.6 $40.5 $61.5 $161.3 $99.0 $66.5 $99.2 $112.3 $125.0 $116.0 $144.0 86% 84% 87% 105% 89% 94% 89% 86% 78% 77% 80% 0% 20% 40% 60% 80% 100% 120% 140% 160% $0 $20 $40 $60 $80 $100 $120 $140 $160 $180 '14 '15 '16 '17 '18 '19 '20 '21 '22 '23 '24 Specialist Individual Risk Strategy to Protect Capital and Optimize Profitability » 65% individually underwritten at December 31, 2024; 23% MGA - originated; 12% reinsurance » Class - underwriting profit centers irrespective of geography of risk » In - depth risk assessment of underlying exposure » Facultative reinsurance designed to enhance risk - adjusted returns » Prudent use of treaty reinsurance to protect capital Source: Swiss Re Institute, PCS, Insurance Information Institute, A.M. Best, AON Global Cat Recap, Gallagher Re Natural Cat & Cl imate Report, IGI. 2023 Hurricane Otis, NZ flooding, Hawaii wildfires, Turkey EQ 2021 Hurricane Ida, Winterstorm Uri 2017 Hurricanes Harvey, Irma, Maria 2018 Hurricane Michael, California wildfires Weather Earthquakes / Tsunamis Man - made IGIC Combined Ratio Industry Cat Losses $ Billions 2022 Hurricane Ian 2024 Hurricanes Debby, Milton, flooding in Europe and UAE

International General Insurance Holdings Ltd. 13 Conservative Investment Strategy » Investment portfolio managed conservatively to ensure on - going ability to pay claims and improve ROE while avoiding undue risk Average Credit Quality: A Duration: 3.2 Years Asset Allocation Total Investment Portfolio Credit Quality Bond Portfolio Total Investment Portfolio of $1.293 Billion 12/31/2024 Geographic Diversification Bond Portfolio Cash & Cash Equivalents 10% Term Deposits 9% Bonds 78% Equity Securities 3% Real Estate <1% North America 39% UK 10% Europe 17% Australasia 18% Middle East 15% Worldwide 1%

International General Insurance Holdings Ltd. 14 » IBNR reserves reflect growth of specialty long - tail lines (average duration 4 - 7 years) » History of releasing reserves once losses are fully developed » No U.S. casualty exposure Net IBNR as % of Total Net Reserves Specialty – Long - Tail as % of Total NPW Favourable Reserve Development $24 $27 $23 $9 $6 $6 $16 $42 $39 $37 15% 17% 16% 5% 3% 2% 5% 11% 9% 8% 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 Favorable Development / NPE

International General Insurance Holdings Ltd. 15 Commitment to Social Responsibility and Governance Our purpose: To provide peace of mind in times of uncertainty. . This is core to our values, our business, and our corporate character. . We have a long track record of supporting our people and our communities. IGI Values are Embedded Throughout the Company Mature governance structure: » Majority independent Board with well - defined committees and charters » Robust corporate policies – subject to regular review » ESG Committee established and meets quarterly reporting to Executive Committee and Board History of community and social support: » Significant investment in support of arts, educational, and health initiatives » Culture of participation and giving back to the communities where our people live and work Long standing commitment to Diversity & Inclusion: » Diversified workforce: culture, gender, religion, race, age, etc. » Sixth consecutive year of support for Lloyds of London ‘Dive In Festival’ supporting D&I in insurance; designated country lead for future ‘Dive In’ events in Jordan Sustainability: » ESG Committee progressing sustainability and climate risk initiatives

International General Insurance Holdings Ltd. 16 Appendix

Selected Financial Data

PROVIDING PEACE OF MIND IN TIMES OF UNCERTAINTY

	IFRS Year Ended December 31,				U.S. GAAP Year Ended December 31,				U.S. GAAP Quarter ended December 31,	
($ in mm)	2017	2018	2019	2020	2021	2022	2023	2024	2024	2023
Operating Results:										
Gross Written Premiums	$275.1	$301.6	$349.2	$467.3	$537.2	$582.0	$688.7	$700.1	$174.6	$164.9
Underwriting Income	$23.6	$56.1	$52.0	$77.4	$104.0	$148.6	$183.1	$187.5	$48.8	$43.5
Core Operating Income	**$0.3**	**$29.5**	**$21.6**	**$35.6**	**$53.0**	**$93.9**	**$133.8**	**$144.8**	**$40.9**	**$30.0**
Core Operating Return on Equity [1]	**0.1%**	**9.8%**	**7.0%**	**10.3%**	**14.3%**	**23.7%**	**28.1%**	**24.2%**	**25.0%**	**23.7%**
Key Metrics:										
Loss Ratio	59.2%	46.5%	54.8%	53.5%	51.4%	41.9%	42.3%	44.7%	43.0%	47.6%
Net policy acquisition expense ratio	24.7%	22.9%	21.1%	19.2%	17.7%	18.7%	16.8%	16.5%	16.6%	14.5%
G&A expense ratio	21.1%	19.3%	18.2%	16.6%	17.3%	17.9%	17.6%	18.7%	18.2%	19.7%
Combined Ratio	**105.0%**	**88.7%**	**94.1%**	**89.3%**	**86.4%**	**78.5%**	**76.7%**	**79.9%**	**77.8%**	**81.8%**
Financial Position:										
Investments and Cash Portfolio	$489.6	$505.0	$604.7	$775.3	$886.6	$958.8	$1,132.7	$1,292.7	$1,292.7	$1,132.7
Debt	--	--	--	--	--	--	--	--	--	--
Shareholders' Equity	$301.4	$301.2	$312.1	$381.0	$381.1	$411.0	$540.5	$654.8	$654.8	$540.5
Book Value per Share	--	--	--	$8.39	$8.38	$9.07	$12.40	$14.85	$14.85	$12.40
Select Ratios:										
Retention Ratio (NPW / GPW)	*58.4%*	*67.4%*	*72.2%*	*72.4%*	*70.6%*	*67.5%*	*72.2%*	*69.9%*	*67.9%*	*70.1%*
Premium Leverage (NPE / Shareholders' Equity) [2]	*48.7%*	*60.8%*	*71.6%*	*90.8%*	*94.0%*	*98.8%*	*108.8%*	*89.4%*	*89.3%*	*111.9%*
Debt-to-Total Capitalization Ratio	*0.0%*	*0.0%*	*0.0%*	*0.0%*	*0.0%*	*0.0%*	*0.0%*	*0.0%*	*0.0%*	*0.0%*

(1) Represents annualized core operating income for the period divided by average shareholders' equity; Average shareholders' equity equals the total equity at the reporting period end plus the total equity as of the beginning of the reporting period, divided by 2.
(2) Represents annualized net premium earned for the quarter divided by prior year end shareholders' equity.

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Summary Income Statement

PROVIDING PEACE OF MIND IN TIMES OF UNCERTAINTY

	IFRS Year Ended December 31,				U.S. GAAP Year Ended December 31,				U.S. GAAP Quarter ended December 31,	
($ in mm)	2017	2018	2019	2020	2021	2022	2023	2024	2024	2023
Gross Written Premiums	$275.1	$301.6	$349.2	$467.3	$537.2	$582.0	688.7	$700.1	$174.6	$164.9
Ceded Written Premium	(114.3)	(98.2)	(97.1)	(128.9)	(157.9)	(189.2)	(191.5)	(210.6)	(56.0)	(49.3)
Net Written Premiums	**$160.8**	**$203.4**	**$252.2**	**$338.4**	**$379.3**	**$392.8**	**$497.2**	**$489.5**	**$118.6**	**$115.6**
Net Change in Unearned Premiums	(14.0)	(20.1)	(36.6)	(54.9)	(42.7)	(16.4)	(50.0)	(6.4)	2.0	(0.7)
Net Premiums Earned	**$146.7**	**$183.3**	**$215.5**	**$283.5**	**$336.6**	**$376.4**	**$447.2**	**$483.1**	**$120.6**	**$114.9**
Net Loss and Loss Adjustment Expenses	(86.9)	(85.3)	(118.1)	(151.7)	(173.0)	(157.6)	(189.1)	(216.1)	(51.8)	(54.7)
Net Policy Acquisition Expenses	(36.2)	(42.0)	(45.4)	(54.4)	(59.6)	(70.2)	(75.0)	(79.5)	(20.0)	(16.7)
Underwriting Income	**$23.6**	**$56.1**	**$52.0**	**$77.4**	**$104.0**	**$148.6**	**$183.1**	**$187.5**	**$48.8**	**$43.5**
Net Investment Income	13.6	9.4	13.0	8.5	11.0	14.4	50.2	53.9	13.6	14.5
General & Administrative Expenses	(30.9)	(35.4)	(39.3)	(46.9)	(58.2)	(67.2)	(78.9)	(90.4)	(22.0)	(22.6)
Listing Associated Extraordinary Expenses	-	-	(4.8)	(3.4)	-	-	-	-	-	-
Other Expenses, net	(1.8)	(1.2)	(1.4)	(4.4)	(2.2)	(1.6)	(3.7)	(4.1)	(2.1)	(0.6)
Changes in Fair Value of Derivative Financial Liabilities	-	-	-	(4.4)	0.7	4.6	(27.3)	(4.9)	-	(6.7)
Change in allowance for credit losses on receivables	-	-	-	-	(3.3)	(3.2)	(2.5)	(1.5)	0.3	(2.0)
Gain / (Loss) on Foreign Exchange	2.6	(3.4)	5.7	2.5	(3.4)	(3.5)	5.1	(8.1)	(12.9)	8.5
Income Before Tax	**$7.0**	**$25.6**	**$25.3**	**$29.3**	**$48.6**	**$92.1**	**$126.0**	**$132.4**	**$25.7**	**$34.6**
Tax Credit / (Expense)	0.0	(0.1)	(1.7)	(2.1)	(1.8)	(2.9)	(7.8)	2.8	4.3	(1.6)
Net Income	**$7.0**	**$25.5**	**$23.6**	**$27.2**	**$46.8**	**$89.2**	**$118.2**	**$135.2**	**$30.0**	**$33.0**

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PROVIDING PEACE OF MIND IN TIMES OF UNCERTAINTY

Reconciliation – Core Operating Earnings

	IFRS			
	Year Ended December 31,			
($ in mm)	2017	2018	2019	2020
Net Income for the period	**$7.0**	**$25.5**	**$23.6**	**$27.2**
Net Realized Losses / (Gains) on Investments (tax adjusted)	(3.1)	(1.3)	(1.0)	(0.9)
Net Impairment Losses Recognized in Earnings	0.1	0.0	(0.0)	-
Unrealized Loss (Gain) on Revaluation on Financial Assets(1)	-	0.9	(1.6)	-
Change in Allowance for Credit Losses on Investments	-	-	-	0.3
Unrealized Losses / (Gains) on Investments (tax adjusted)(1)	(0.1)	-	-	-
Fair Value Losses / (Gains) on investment properties	-	-	0.3	2.0
Fair value (Gain) / Loss on investment properties held through associates	(1.0)	0.9	0.4	1.5
Changes in Fair Value of Derivative Financial Liabilities	-	-	-	4.4
Net Foreign Exchange (Gain) / Loss (Tax Adjusted)(1)	(2.6)	3.4	(4.9)	(2.3)
Listing Associated Extraordinary Expenses(2)	-	-	4.8	3.4
Core Operating Income	**$0.3**	**$29.5**	**$21.6**	**$35.6**

	U.S. GAAP					
	Year Ended December 31,				Quarter Ended December 31,	
	2021	2022	2023	2024	2024	2023
Net Income For the Period	**$46.8**	**$89.2**	**$118.2**	**$135.2**	**$30.0**	**$33.0**
Net realized (gain) loss on investments (tax adjusted) (1)	(0.3)	0.7	(6.7)	(0.6)	(0.4)	(2.0)
Net unrealized (gain) loss on investments (tax adjusted) (1)	3.8	5.4	(2.6)	(1.4)	0.7	(0.5)
Change in allowance for credit losses on investments (tax adjusted)(1)	0.1	0.4	(0.4)	-	-	(0.2)
Change in fair value of derivative financial liabilities	(0.7)	(4.6)	27.3	4.9	-	6.7
Expenses related to conversion of warrants in cash (3)	--	--	1.9	-	-	(0.1)
Net foreign exchange loss (gain) (tax adjusted) (1)	3.3	2.8	(3.9)	6.7	10.6	(6.9)
Core Operating Income	**$53.0**	**$93.9**	**$133.8**	**$144.8**	**$40.9**	**$30.0**

(1) Represents a non-GAAP financial measure as the line item balances reported in the "Summary Income Statement" have been adjusted for the related tax impact.
(2) Related to the business combination with Tiberius Acquisition Corp. in March 2020.
(3) This expense is included in the 'Other expenses' line item in the consolidated income statements.

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International General Insurance Holdings Ltd. 20 Contact Us Investor Inquiries: Robin Sidders Head of Investor Relations +44 (0) 7384 514785 robin.sidders@iginsure.com Ahmad Jabsheh Assistant Vice President, Investor Relations +96265662082 ahmad.jabsheh@iginsure.com iginsure.com